

May 20, 2024

Ellen Ingersoll
Chief Financial Officer
Viad Corp
7000 East 1st Avenue
Scottsdale, AZ 85251-4304

>   **Re: Viad Corp**
>   **Form 10-K For Fiscal Year Ended December 31, 2023**
>   **File No. 001-11015**

Dear Ellen Ingersoll:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measure, page 27

1. We note your present total segment operating income, which is a non-GAAP measure and should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for "Corporate" expenses appears to present non-GAAP measures that exclude normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your periodic filings, and Form 8-K earnings releases. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the non-GAAP C&DIs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services